Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcomtoCameron.com website.

1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

News Release

HOUSTON (September 17, 2009) – This update addresses the following topics:

•	Branding
•	Site Visits Update
•	Open Enrollment Preview
•	Change Network Update
•	Culture Assessment Update
•	NATCO TEST™ Automation & Controls
•	TEST Angola

Branding

Cameron is a company built on a legacy of strong, reputable brand names, each with significant brand equity.  As an example, the name AJAX® goes back to 1877; and others such as WKM®, DEMCO® and ORBIT® were powerful brand names when they were acquired by Cameron and remain so today.

Cameron also provides product focus by grouping brand names and products into functional groups, or divisions.  By doing this, each division can focus on its specific set of customers, technologies and unique needs.  That is why, after the acquisition is complete:

•	Most of NATCO™ will join PETRECO® and Cameron’s Subsea Processing team to become the Process Systems division within Cameron’s Drilling and Production Systems group;
•	TEST™ Automation & Controls will join the Flow Control division; and
•	Linco Measurement and TEST™ Process Analytical – formerly Process Analytical Applications, Inc. (PAAI) – will join the Measurement Systems division.

Within each division, there are numerous brand names – PETRECO®, NATCO®, WEMCO™ and NUFLO™ to name a few that will continue to bring value at the products level in the markets we serve.  However, no matter which division, all address the market under the name “Cameron” and adhere to a formal Corporate Identity Program.

Cameron maintains a commitment to supporting and maintaining its well-recognized brand names.  This commitment will continue for the NATCO brands.  However, there may be some changes.  For example:

•
The Cameron logo is the only logo which will appear on facility signs, business cards etc.  Division names, such as Process Systems, will appear along with the Cameron logo as a division identifier just as Drilling Systems and Subsea Systems identify their individual Cameron operating divisions now.

•
On literature, the cover will have the Cameron logo, the division identifier and the title of the brochure.  References on the inside of the brochure will use the brand names in type format.  For example:  The title of a brochure could be “LEDEEN Valve Actuators” and an inside reference might read “Cameron’s LEDEEN actuators are the best”. Notice the capitalization of the brand name.

•
Similarly, both PETRECO and NATCO product names will retain their association with their origin at the products level.  For example, PETRECO® WEMCO™ Dual-Cell Depurator and NATCO® Cynara® CO2 Membrane are products which will use the PETRECO and NATCO brand names.

As the acquisition draws closer, we will be providing you with additional information on the timing and details associated with our new branding program.

Site Visits Update

Cameron and NATCO management are in the process of conducting site visits at the following NATCO facilities, providing employees with updates on the acquisition and opportunities to ask questions and share concerns:

•	Calgary, Canada (complete)
•	Casper, Wyoming (complete)
•	Electra, Texas (complete)
•	Harvey, Louisiana (complete)
•	Kuala Lumpur, Malaysia
•	Magnolia, Texas (complete)
•	New Iberia, Louisiana (complete)
•	Odessa/Midland, Texas
•	Tokyo, Japan
•	Vernal, Utah (complete)
•	Williston, North Dakota

Note: Site visits in regions not listed here are still being planned.

Open Enrollment Preview

A number of benefits questions are being asked during the site visits, many of which will be answered during open enrollment. As soon as possible after the deal closes, NATCO employees will move to Cameron benefit plans.  This will provide access to Cameron’s enhanced 401(k) and retirement plans and to the full spectrum of health and wellness benefits as quickly as possible.

As soon as the deal closes, you will receive information about Cameron benefits, and when and how enrollment in the Cameron plans will happen.  If the deal closes by early 4th quarter, you will receive enrollment information immediately for a January 1, 2010 effective date.  A later close date will likely create the need to postpone transition to Cameron benefits to a date beyond January 1.

Regardless of the timing of the transition, be assured that you will not have a lapse in coverage, and Cameron Human Resources staff will insure that all NATCO employees receive all the information and support they need to make informed choices regarding their benefits.

Change Network Update

The change network was introduced in the last Acquisition Update as a way for employees to provide feedback on how well news is getting out, how people are feeling and what questions and issues need to be addressed. Here’s an update:

1.	NATCO and Cameron business leaders who will be participating in the change network have been through onboarding sessions to prepare for their roles.
2.	Change agents have been identified in both NATCO and Cameron. These change agents represent a variety of functions and levels in the organization.
3.	Onboarding sessions are being scheduled to onboard change agents.
4.	Business leaders and change agents will meet on a biweekly basis, either face-to-face or on Live Meeting conference calls.

Culture Assessment Update

Thanks to everyone that contributed to the strong (48%) participation in the online survey that closed last Thursday (9/10/09). The survey results will help us:

•	better understand the cultures (“how things work”) of Cameron, NATCO and organizations within them; and
•	identify related opportunities and risks related to integrating the organizations.

The survey data is currently being analyzed and feedback will be provided to senior management and to the Integration Teams. Senior management will then determine the best methods for getting these results out to you.

NATCO TEST™ Automation & Controls

Here’s a brief overview of NATCO’s TEST™ Automation & Controls – which will become part of Cameron’s Flow Control division after the close of the acquisition.

NATCO’s TEST™ brand offers system engineering, panel fabrication, electrical and instrument contracting services — including commissioning, training, and after-sales support serving many areas of the industry.

TEST provides a wide spectrum of technical services, and engineering, design, and fabrication featuring excellent craftsmanship. Their subject matter experts have a reputation for providing individualized client support and pride themselves on responding quickly, almost anywhere in the world.

In addition, TEST designs and integrates control systems that provide reliable operations in critical onshore, topsides, and subsea services.

Additional TEST information is available:

•	as a PowerPoint presentation posted on the Welcome to Cameron site; and

•	on the NATCO website at www.natcogroup.com/brands-test.

TEST Angola

TEST Angola is a joint venture between Prodiaman and TEST™ Automation & Controls, established in 2004 to provide instrumentation and electrical services, control system design and fabrication, systems engineering, hydraulic power units and chemical injection systems to the oil & gas industry in Angola.

Operating with exceptional safety performance as a key focus, the joint venture is active with major integrated oil companies operating in the region. Prodiaman offers petroleum engineering, drilling fluids, plus design and service of control panel systems (pneumatic, hydraulic, and electrical) that monitor the production of oil and gas.

More information on TEST Angola is available at www.testangola.com.

Independent Companies Reminder

While the Integration Teams are busy planning for the acquisition, it is important to remember that until closing, the two companies remain separate entities and must continue to act accordingly.  For further guidance on what conduct is and is not permissible during the pre-closing period, please consult the "Rules of the Road" document posted on the Welcome to Cameron website.

Stay Tuned…

Upcoming Acquisition Updates will include:

•	additional details about the structure of the new organization;
•	updates on ongoing change management activities;
•	additional NATCO organizational information;
•	Human Resources information (including global updates);
•	additional branding and marketing transition information;
•	IT systems announcements; and
•	operational transition plans – such as office moves.

The NATCO Integration Team

FLOW CONTROL
PERFORMANCE

CAMERON

Flow Control Division Overview

September 2009

RAISING PERFORMANCE. TOGETHER™
CAMERON

CAMERON PERFORMANCE

Technology and Product Overview

Cameron's Flow Control division is focused on flow control technology, the worldwide supply of drilling and production chokes, gate valve and ball valve actuators, and gears.

Chokes

Subsea

Surface

SSV

Actuation

Downstream

Gears

Quarter-Turn

FLOW CONTROL

CAMERON PERFORMANCE

Organizational Overview

For leading oil and gas and process businesses, Cameron is the flow equipment expert focused on raising your performance with trusted flow control equipment and resourceful solutions that solve your problems in the field – quickly, creatively, reliably and correctly – Upstream to downstream – Onshore, platform or subsea, through our global manufacturing, sales and service networks, market leadership and solid execution.

It starts with a legacy of world-class choke and actuator products that raise reliability. Cameron's Flow Control division markets surface and subsea chokes, quarter-turn and linear actuators, gears, Partial Stroke devices, and safety systems under the CAMERON® , WILLIS® , DYNATORQUE® , MAXTORQUE®, AND LEDEEN™ proven brand names.

It continues by responding to your project needs. Working with you to apply practical, technical know-how to engineer and adapt flow control products to your most difficult challenges – for precision control solutions you can depend on. And we keep raising performance, wherever and whenever you need it, through Cameron's CAMSERVTM aftermarket network, with the industry's largest global reach and most comprehensive life-of-asset experience.

You want the most out of flow control performance. You have our promise – to work with you to deliver trusted, reliable solutions that continuously raise performance. www.c-a-m.com/flowcontrol

FLOW CONTROL

CAMERON PERFORMANCE

Key Facts

- Established in 2004
- Headquartered in Houston, TX
  - Including 11 world-class facilities
  - 3 of which are aftermarket actuation and control centers

- 610 Employees
- Product Portfolio
  - Surface and subsea chokes
  - Quarter-turn and linear actuators
  - Gears
  - Partial Stroke devices,
  - Safety systems

- Market Sectors: Oil & Gas

- Channels to Market
  - 32 Direct Sales members located around the globe
  - Product Managers
  - Distribution
  - Agents and Sales Reps

FLOW CONTROL

CAMERON
PERFORMANCE

Facilities

Houston, TX:

- Tanner: Headquarters, engineering & testing
- ACC: Actuation & Control Center
- Manifold: Engineering & Manufacturing

Limerick, ME: Manufacturing of Maxtorque gearboxes & related products

Muskegon, MI: Manufacturing of Dynatorque gear operators & accessories

Edmonton, Canada: Actuator & Control Center

Longford, Ireland: Engineering & Manufacturing

Voghera, Italy: Ledeen Engineering & Manufacturing

Chengdu, China: Actuator & Control Center

Songjiang, China: Manufacturing chokes & Actuators

Batam, Indonesia: Engineering & manufacturing

Houston, TX

Houston, TX

Limerick, ME

Houston, TX

Edmonton, CAN

Muskegon, MI

Voghera, Italy

Longford, Ireland

Batam, Indonesia

Chengdu, China

Songjiang, China

FLOW CONTROL

CAMERON

PERFORMANCE

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

Employees:

- USA
- Canada
- Brazil
- Ireland
- England
- Italy
- France
- Saudi Arabia
- Malaysia
- Australia
- Indonesia

Plants:

- Houston, TX
- Muskegon, MI
- Limerick, ME
- Edmonton, Canada
- Longford, Ireland
- Voghera, Italy

Actuator Centers:

- Houston
- Canada
- China

FLOW CONTROL

Automation and Controls Overview

NATCO

Producing Solutions

September 17, 2009

Automation and Control Overview

- TEST acquisition in 1997
- 600 Employees
  - 420 domestic
  - 180 International (Angola)
- Safe, responsive, and reliable service
- Industry reputation for highly skilled craftsmen and experienced project management
- Primary locations and markets served
  - Harvey, LA (GOM E&I service and panel manufacturing)
  - New Iberia, LA (GOM E&I service and fabrication yard construction)
  - Houston, TX (Packaged systems and panel manufacturing)
  - Cabinda, Angola (CABGOC E&I and compliance services)

Automation and Control Overview

- Wellhead and Process Controls
- Topside Drilling and Flow Control Packaging
- PLC Programming and Systems Integration

E&I Field Services
- Construction
- Maintenance
- Commissioning
- Testing and Compliance

Revenue

Products
35%
Services
65%

NATCO

Products

Topside Drilling and Flow Control Packaging

- Accumulator Skids
- Chemical Injection
- Umbilical Termination
- Hydraulic Power Units
- Hydraulic Control Panels
- Choke Consoles
- Drilling Control Systems
- BOP Control Systems
- ESD Systems

All Cameron products manufactured in TEST Houston facility

NATCO

Field Services

Gulf of Mexico E&I Construction and Maintenance

Operations Management in Harvey, LA

Over 200 technicians

50 Field Supervisors

11 Field Project Managers

8 Engineers/Programmers

Preventative Maintenance

Brownfield upgrades

Storm restoration

New construction

Tieback integration

NATCO

Field Services

Angola E&I Construction and Maintenance

Operations Management in Harvey Louisiana

Local Management in Cabinda (Malongo) and Luanda

115 Nationals, 35 TCN's, and 30 US Expats on 28/28 rotation

Provide Construction and Specialized Maintenance Services for CABGOC

- Offshore E&I Service
- Compliance Audits and Service
- Metering and Measurement Service
- Fire and Gas Inspection and Maintenance

NATCO

Automation and Control

Safe, Responsive and Reliable

NATCO

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.